SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549


	SCHEDULE 13D
	(Amendment No. 22)


	Under the Securities Exchange Act of 1934

	              Chock Full O' Nuts
	(Name of Issuer)


	     Common Stock Par Value $0.25 Per Share
	(Title of Class and Securities)


	                170268106
	(CUSIP Number of Class of Securities)



	James E. McKee, Gabelli Funds, Inc.,
	One Corporate Center, Rye, New York 10580-1434 (914) 921-5294 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


	              February 20, 1997
	(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this State-ment because of Rule 13d-1(b)(3) or (4), check the following box:
                                                        ____
                                                       /___/



_________________________________________________________________

CUSIP No. 170268106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Funds, Inc.            I.D. No. 13-3056041
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY

____	____________________________________________________________
(4)  SOURCE OF FUNDS*
      OO-Funds of investment company clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     402,920 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None  (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     402,920 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      402,920 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      3.49%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC, IA, CO
	____________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!


________________________________________________________________

CUSIP No. 170268106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      GAMCO Investors, Inc.              I.D. No. 13-2951242
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO-Funds of investment advisory clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /  x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                         : (7) SOLE VOTING POWER
                                        :     1,048,121  (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
  PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     1,048,121 (Item 5)
                                        :________________________
                                         :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,121 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      9.09%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IA, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!


_________________________________________________________________

CUSIP No. 170268106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                         : (7) SOLE VOTING POWER
                                        :     None   (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
  PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None   (Item 5)
                                        :________________________
                                         :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1.   Security and Issuer
		This Amendment No. 22 to Schedule 13D on the Common Stock of Chock Full O'Nuts (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D as amended (the
"Schedule 13D") which was originally filed on January 24, 1991.
Unless otherwise indicated, all capitilized terms used herein but not defined herein shall have the same meaning as set forth in the
Schedule 13D.
Item 2.	Identity and Background
		This statement is being filed by Mario J. Gabelli ("Mr. Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch"), Spinnaker
Industries, Incorporated ("Spinnaker"), Western New Mexico
Telephone Company ("Western New Mexico"), Entoleter, Inc. ("Entoleter"), Lynch Telecommunications Corporation ("Lynch
Telecom"), Lynch Telephone Corporation ("Lynch Telephone") and Inter-Community Telephone Company ("Inter-Community")
(collectively, "Lynch and its affiliates"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, as broker/dealer and as general partner of various private investment partnerships.
 Certain of these entities may also make investments for their own accounts.

	The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13D or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule
13G and thereby to provide more expansive disclosure than may be necessary.
		(a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Funds, Inc. ("GFI"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli Performance Partnership L.P. ("GPP"), GLI, Inc. ("GLI"), Gabelli Associates
Fund ("Gabelli Associates"), Gabelli Associates Limited ("GAL"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), Gabelli International Limited ("GIL"), Gabelli International II Limited
("GIL II"), Gabelli International Gold Fund Limited ("GIGFL"), ALCE

Partners, L.P. ("ALCE"), Gabelli Multimedia Partners, L.P.
("Multimedia Partners"), Gabelli Asset Management Company
International Advisory Services Ltd. ("GIASL"), Mr. Gabelli, Lynch, Spinnaker, Western New Mexico, Entoleter, Lynch Telecom, Lynch Telephone and Inter-Community. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
		GAMCO, a wholly-owned subsidiary of GFI, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services in the equity area for employee benefit plans, private investors, endowments and foundations.
		Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("l934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
		GLI, a wholly-owned subsidiary of GSI, is the trustee for the Gabelli-Rosenthal & Partners, L.P. Liquidating Trust.
		Gabelli Associates is a New York limited partnership whose primary business purpose is risk arbitrage investments. GSI and Mr. Gabelli are the general partners of Gabelli Associates.
		GAL is a corporation whose primary business purpose is risk arbitrage investments. Shares of GAL's Common Stock will be offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S.
investors.  GSI is the investment manager of GAL.
		GSI, a majority-owned subsidiary of GFI, is a Delaware corporation which as a part of its business regularly purchases and sells securities for its own account. It is the immediate parent of Gabelli & Company.
		GFI is the ultimate parent company for a variety of companies engaged in the securities business, each of which is named above. In addition, GFI is an investment adviser registered under the Advisers Act. GFI is an investment adviser which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli
Growth Fund, The Gabelli Convertible Securities Fund, Inc., The
Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The
Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli
Global Telecommunications Fund, Gabelli Gold Fund, Inc., The
Gabelli Global Multimedia Trust Inc., The Gabelli Global
Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc. and The Gabelli Global Interactive Couch Potator Fund (collectively, the "Funds"), which are registered investment companies.
		The Plan, a qualified employee profit sharing plan, covers substantially all employees of GFI and its affiliates.
		GPP, a Delaware limited partnership, is a limited partnership whose primary business purpose is investing in securities. Mr. Gabelli is the general partner and chief invest-ment officer of GPP.
		GIL is a corporation whose primary business purpose is investing in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. The investments of GIL are managed by Mr. Gabelli who is also a director and Chairman of the Board of Directors of GIL.
		GIL II is a corporation whose business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL II's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S.
investors. The investments of GIL II are managed by Mr. Gabelli who is also a director and Chairman of the Board of Directors of GIL II.
	  ALCE is a Delaware investment limited partnership that seeks long-term capital appreciation primarily through investments in public and private equity securities. GSI is a general partner of ALCE.


	  Multimedia Partners is a Delaware investment limited partnership whose objective is to provide long-term capital appreciation by investing primarily in public and private multimedia communications companies. GSI is a general partner of Multimedia Partners.
	  GIASL is a corporation whose primary business purpose is to provide advisory services to offshore funds.
       Lynch, an Indiana corporation, is a diversified public
company traded on the American Stock Exchange.  Its subsidiaries are engaged in communications, services, and manufactured products.
 Spinnaker, a Delaware subsidiary of Lynch, is also a public company and its stock is traded through the NASDAQ System.
Spinnaker is a diversified manufacturing firm with major
subsidiaries in specialty adhesive-backed materials business.
Another of Lynch's subsidiaries, Western New Mexico, provides telephone services in a service area in Southwestern New Mexico. Inter-Community, which is also a subsidiary of Lynch, provides local telephone services in an area 40 miles west of Fargo, North
Dakota.   Lynch and Spinnaker actively pursue new business ventures
and acquisitions. Lynch and its affiliates make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions (not in the case of Western New Mexico) and are not engaged in the business of investing, reinvesting, or trading in securities. Mr. Gabelli is Chairman of Lynch and owns beneficially 23.52% of the shares of common stock of Lynch.


		Mr. Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of GFI and the Chief Investment Officer for each of the Reporting Persons. GFI, in turn, is the majority stockholder of GAMCO. GFI is also the majority stockholder of GSI. Gabelli & Company is a wholly-owned subsidiary of GSI. GLI is a wholly-owned subsidiary of GSI.
		The Reporting Persons do not admit that they constitute a group.
		GFI, GAMCO, Gabelli & Company and GLI are New York corporations and GSI is a Delaware corporation, each having its principal business office at One Corporate Center, Rye, New York 10580-1434. GPP is a Delaware limited partnership having its principal business office at 8 Sound Shore Drive, Greenwich, Connecticut 06830. Gabelli Associates is a New York limited partnership having its principal business office at One Corporate Center, Rye, New York 10580-1434. GAL and GIL are corporations organized under the laws of the British Virgin Islands having their principal business office at c/o MeesPierson (Cayman) Limited, British American Centre, Dr. Roy's Drive-Phase 3, George Town,
Grand Cayman, British West Indies. GIL II is a corporation organized under the laws of the British Virgin Islands having their principal business office at c/o Coutts & Company (Cayman) Limited, West Bay Road, Grand Cayman, British West Indies. GIASL is a
Bermuda corporation with its principal business office at c/o
Appleby, Spurling & Kempe, Cedar House, 41 Cedar Avenue, Hamilton
HM12, Bermuda.  Lynch is an Indiana corporation having its


principal business office at 8 Sound Shore Drive, Greenwich, CT
06830. Spinnaker is a Delaware corporation having its principal business office at 251 Welton Street, Hamden, CT 06511.
		For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
		(d) and (e) - On December 8, 1994, the SEC instituted and simultaneously accepted offers for the settlement of an administrative proceeding against Gabelli & Company and GAMCO. The order instituting the proceeding included a finding, which Gabelli
& Company and GAMCO neither admitted nor denied, that they failed to implement and maintain policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by not sepecifically addressing the special circumstances that arose from their affiliation with Lynch Corporation, a public company. To resolve this matter, Gabelli & Company and GAMCO agreed to cease and desist from violating Section 15(f) of the 1934 Act and Section 204A of the Advisers Act, respectively. They further agreed to each pay a civil penalty in the amount of $50,000, and to retain, and adopt the recommendations of, an independant consultant regarding their Section 15(f) and Section
204A policies and procedures.
	(f) - Reference is made to Schedule I hereto.


Item 5.	Interest In Securities Of The Issuer
		Item 5 to Schedule 13D is amended, in pertinent part, as
follows:
		(a)	The aggregate number and percentage of Securities
to which this Schedule 13D relates is 1,451,041 shares and represents 12.58% of the 11,525,753 shares outstanding. This latter number of shares is arrived at by adding the number of shares outstanding in the Issuer's most recently filed Form 10-Q for the quarter ended October 31, 1996 (10,735,546 shares) to the number of shares which would be receivable by the Reporting Persons if they were to convert all of the Issuer's 7% Convertible Senior Subordinated Debentures held by them (439,247 shares) and the Issuer's 8% Subordinated Convertible Debentures held by them
(350,960) into the Common Stock of the Issuer. However, at current market prices it would be uneconomic for any person to convert any of such Convertible Debentures and substantially all such Convertible Debentures and not just those held by the Reporting
Persons would be converted if it became economic to do so.
Accordingly, the Reporting Persons believe that the percentage of beneficial ownership attributable to them under the rules of the SEC are artificially high and that a more realistic percentage of their aggregate economic interest, which does not take into account the conversion of such Convertible Debentures, would be 6.15%.
		The Reporting Persons beneficially own the Securities as follows:



			Shares of  	% of   	Shares of  	% of
          		Common     	Class of  Common Stock,  Class
	Name      	Stock      	Common    Converted      Converted

GFI:
  As Principal 	0	0.00%	0	0.00%
  As Agent	146,363	1.36%	402,920	3.49%



GAMCO:
  As Principal	0	0.00%	0	0.00%
  As Agent     514,471	 	4.79%	1,048,121	9.09%


Mr. Gabelli	0	0.00%	0	0.00%


          Mr. Gabelli is deemed to have beneficial ownership of the Securities beneficially owned by each of the foregoing persons and GFI is deemed to have beneficial ownership of the Securities beneficially owned by each of the foregoing persons other than Mr. Gabelli.
          (b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that GFI has sole dispositive and voting power with respect to the 402,920 shares of the Issuer held by the the Funds, so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and in that event, the Proxy Voting Committee of each of the Funds shall respectively vote that Fund's shares, and except that, at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such Fund under special circumstances such as regulatory considerations, and except that the power of Mr. Gabelli and GFI is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
          (c) Information with respect to all transactions in the Securities which were effected during the past sixty days by each of the Reporting Persons and Covered Persons is set forth on
Schedule II annexed hereto and incorporated herein by reference.


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:   February 24, 1997

							GABELLI FUNDS, INC.



							By:_____________________
  							   James E. McKee
                                      General Counsel




                                   GAMCO INVESTORS, INC.



                                   By:______________________
                                      Douglas R. Jamieson
							   Executive Vice President




                                   MARIO J. GABELLI




                                   By:________________________
                                      James E. McKee
                                      Attorney-in-Fact











	Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

		Schedule I to Schedule 13D is amended, in pertinent

part, as follows:

          The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless other-wise specified, the principal employer of each such individual is Gabelli Funds, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.



Gabelli Funds, Inc.

Directors:

     Mario J. Gabelli*

     Richard B. Black              Chairman of Raster Image
                                   Processing Systems; Chairman
                                   ECRM; Director of Archetype
						     and Oak Technology; Director
							of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby	Street,
                                   Fort Lee, NJ 07029

	Charles C. Baum		     Chairman, Director and Chief
Executive Officer of The
Morgan Group, Inc.;
							Secretary & Treasurer
							United Holdings
							2545 Wilkens Avenue
							Baltimore, MD  21223

	Dr. Eamon M. Kelly			President
							Tulane University
							218 Gibson Hall
							6823 St. Charles Avenue
							New Orleans, LA  70118

	Marc J. Gabelli			Vice President


Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer

     Stephen G. Bondi              Vice President - Finance

	James E. McKee				Vice President, General
							Counsel and Secretary

____________________
	*	Mr. Gabelli is the Chairman, Chief Executive Officer and
Chief Investment Officer of Gabelli Funds, Inc. and of GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, Inc.; Chairman and Chief
Executive Officer of Lynch Corporation.


GAMCO Investors, Inc.

Directors:

	Mario J. Gabelli
	Douglas R. Jamieson
	Joseph R. Rindler, Jr.
	Regina M. Pitaro
	F. William Scholz, II

Officers:

	Mario J. Gabelli			Chairman, Chief Executive								Officer and Chief

                Investment Officer

	Joseph R. Rindler, Jr.		President and Chief Operating 							Officer

     Douglas R. Jamieson           	Executive Vice President

	Stephen G. Bondi			Vice President

	James E. McKee				Vice President, General  		    						Counsel and Secretary

Gabelli Securities, Inc.

Directors:

	Robert W. Blake				President of W.R. Blake
							& Sons, Inc.
							196-20 Northern Boulevard
							Flushing, NY  11358

	Douglas DeVivo				General Partner of ALCE
							Partners, L.P.
							One First Street, Suite 16
							Los Altos, CA  94022

	Ronald L. Gallatin			Consultant
							Gabelli Securities, Inc.
							One Corporate Center
							Rye, NY  10580

	Francine Sommer				Chief Executive Officer of
							General Partner of Gabelli 							Multimedia Partners, L.P.
							One Corporate Center
							Rye, NY  10580







Officers:

     Stephen G. Bondi              	Vice President

	James E. McKee				Secretary



Gabelli & Company, Inc.

Directors:

     James G. Webster, III         	Chairman

	Stephen G. Bondi			See above

	Donald C. Jenkins			Director of Research

Officers:

     James G. Webster, III         	Chairman

     Stephen G. Bondi              	Vice President

	Walter K. Walsh				Compliance Officer

	James E. McKee				Secretary



GLI, Inc.
Directors:

     Mario J. Gabelli			See above-Gabelli Funds, Inc.


Officers:

     Mario J. Gabelli               Chairman and Chief Investment
                                    Officer

	Stephen G. Bondi			Vice President





Gabelli Associates Limited

Directors:

     Mario J. Gabelli			See above-Gabelli Funds, Inc.


     MeesPierson  (Cayman)         	British American Centre
     Limited                       	Dr. Roy's Drive- Phase 3
	                              	Georgetown, Grand Cayman
                                   	Cayman Islands, British
                                    WestIndies
    Officers:

     Mario J. Gabelli              Chief Investment Officer

     Kevin Bromley                 Vice President, Treasurer and
                                   Assistant Secretary

     Sandra Wight                  Secretary and Assistant Treasurer

Gabelli International Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
	                              Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies
Officers:

     Kevin Bromley                 Vice President, Treasurer, and
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
						    Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

     Sandra Wight                  Secretary and Assistant Treasurer
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
						    Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies


Gabelli Asset Management Company
International Advisory Services Ltd.

Directors:

	Marc J. Gabelli			    See above-Gabelli Funds, Inc.

	Stephen G. Bondi		    See Above-Gabelli Funds, Inc.

	Joseph R. Rindler, Jr.	    See above-GAMCO Investors, Inc.

	Michael J. Burns		    Appleby, Spurling & Kempe
						    Cedar House
						    41 Cedar Avenue
						    Hamilton, HM12
						    Bermuda

	Douglas Molyneux		    Appleby, Spurling & Kempe
						    Cedar House
						    41 Cedar Avenue
						    Hamilton, HM12
						    Bermuda
Lynch Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

	Paul J. Evanson               President
                                   Florida Light & Power Co.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     Morris Berkowitz              Business Consultant
                                   163-43 Willets Point Blvd.
                                   Whitestone, NY 11357

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     Paul Woolard                  Business Consultant
                                   116 East 68th Street
                                   New York, NY 10021

	E. Val Cerutti			    Business Consultant
						    Cerutti Consultants
						    227 McLain Street
						    Mount Kisco, NY   10549





	Ralph R. Papitto		    Chairman of the Board
						    AFC Cable Systems, Inc.
						    50 Kennedy Plaza
						    Suite 1250
						    Providence, RI  02903

	Salvatore Muoio

Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                   Officer

	Joseph H. Epel			    Treasurer

	Robert E. Dolan			    Chief Financial Officer

	Carmine Ceraolo			    Assistant Controller

	Robert A. Hurwich		    Vice President-Administration,
						    Secretary and General Counsel


Spinnaker Industries, Inc.
600 N. Pearl Street
Suite 2160
Dallas, TX  75201

Directors:

	Joseph P. Rhein               5003 Central Avenue
                                   Ocean City, NJ  08226

     Richard J. Boyle              The Boyle Group, Inc.
                                   6110 Blue Circle Drive
                                   Suite 250
						    Minnetonka, MN  55343

	Ned N. Fleming, III		    Boyle, Fleming,
						    George & Co., Inc.
						    600 N. Pearl Street
						    Suite 2160
						    Dallas, TX  75201


	Robert E. Dolan			    See above Lynch Corporation






	Anthonie C. van Ekris	    Chairman and Chief
						    Executive Officer
						    Balmac International, Inc.
						    61 Broadway
						    Suite 1900
						    New York, NY  10006

Officers:

	James W. Toman 			    Controller

	Ned N. Fleming, III		    President

	Richard J. Boyle		    Chairman and
						    Chief Executive Officer

	Robert A. Hurwich		    Secretary

	Mark A. Matteson		    Vice President, Corporate
						    Development


Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

	Ned N. Fleming, III		    See above-Spinnaker

	Mark A. Matteson		    See above-Spinnaker

	James W. Toman			    See above-Spinnaker

	Robert P. Wentzel		    See above Entoleter

	James Fleming			    230 Saugatuck Avenue, Unit 8
						    Westport, CT  06880

Officers:

	James W. Toman			    Chief Financial Officer
						    and Secretary

	Robert P. Wentzel		    President

	Anthony R. Massaro		    Vice President-Manufacturing






Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  88062

Directors:

	Jack C. Keen				Chairman

	Jack W. Keen				President

	Dr. Brian E. Gordon		     Vice President

	Mary Beth Baxter		     Secretary & Treasurer

	Robert E. Dolan			     See above-Lynch Corporation

	Robert A. Hurwich			See above-Lynch Corporation

	Carmine Ceraolo			     See above-Lynch Corporation

Officers:

	Jack C. Keen				Chairman of the Board

	Jack W. Keen				President

	Jack L. Bentley			     Executive Vice President

	Dr. Brian E. Gordon			Vice President

	Charles M. Baxter			Sr. Vice President-Operations

     Mary Beth Baxter			Secretary & Treasurer

	Robert A. Hurwich			Assistant Treasurer

Inter-Community Telephone Company
P.O. Box A
Nome, ND  58062

Directors:

	Mary J. Carroll			     See above-Lynch Corporation

	Carmine P. Ceraolo		     See above-Lynch Corporation

	Robert E. Dolan			     See above-Lynch Corporation

	Joseph H. Epel 			     See above-Lynch Corporation

	Robert A. Hurwich		     See above-Lynch Corporation

	Leone A. Nilsen			     President

	Roger J. Nilsen			     P.O. Box 146
						     Hannaford, ND 58448

	Duane A. Plecity		     Secretary

	Harry B. Snyder			     P.O. Box 131
						     Buffalo, ND  58011

	Robert Snyder			     200 Broadway South
						     Buffalo, ND  58011

Officers:

	Leone A. Nilsen			     President

	Robert Snyder				Vice President

	Duane A. Plecity			Secretary

	Harry B. Snyder			     Treasurer

	Joseph H. Epel				Assistant Treasurer

	Robert A. Hurwich			Assistant Secretary


Lynch Telecommunications Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

	Richard A. Kiesling			2801 International Lane
							Suite 207
							Madison, WI  53740

	Jack C. Keen			     See above-Western New Mexico 							Telephone Company

	Robert A. Snyder			See above-Inter-Community 							Telephone Company

Officers:

	Robert A. Hurwich			Secretary

	Mary Beth Baxter			Treasurer and
							Assistant Secretary

	Robert E. Dolan			     Controller



Lynch Telephone Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

	Robert E. Dolan			     Controller

	Jack C. Keen				Chairman

Officers:

	Jack C. Keen				Chairman

	Jack W. Keen				President

	Robert A. Hurwich			Secretary

	Mary Beth Baxter			Treasurer and
							Assistant Secretary

	Robert E. Dolan			     Controller


















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